                                                                Exhibit 8.2

                        [LETTERHEAD OF FOLEY & LARDNER]

                               November 14, 1997


Mosinee Paper Corporation
1244 Kronenwerter Drive
Mosinee, WI 54455

Gentlemen and Ladies:

        You have requested our opinion as to certain federal income tax matters pursuant to Section 7.3(c) of the Agreement and Plan of Merger dated as of August 24, 1997 (the "Agreement") among Wausau Paper Mills Company, a Wisconsin corporation ("Parent"), WPM Holdings, Inc., a Wisconsin corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Mosinee Paper Corporation, a Wisconsin corporation ("Company"), which provides for the merger ("Merger") of Merger Sub with and into the Company on the terms and conditions therein set forth. Capitalized terms not defined herein have the meanings specified in the Agreement.

        Merger Sub was formed solely for the purposes of the Merger and is wholly-owned by Parent. As of August 24, 1997 Parent had 100 million shares of no par value common stock authorized ("Parent Common Stock") of which 36,514,972 shares were issued and outstanding and 463,586 shares were reserved for issuance upon exercise of options under employee and director stock option plans. Parent had 500,000 shares of preferred stock, no par value, authorized but as of August 24, 1997 none were outstanding.

        Company has 30 million shares of no par value common stock ("Company Common Stock") authorized, of which, as of August 24, 1997, 15,201,715 shares were issued and outstanding and 442,900 shares were reserved for issuance upon exercise of options granted pursuant to the Company's stock option and stock appreciation rights plans (together referred to as "Company Stock Plans") and upon exercise of future grants under the Company Stock Plans. The Company has 1 million shares of preferred stock, $1.00 par value ("Company Preferred Stock") authorized, none of which are outstanding but 330,000 shares have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the Preferred Share Purchase Rights pursuant to the Company Rights Agreement. You have represented to us that the Company Rights Agreement will not apply to the transactions contemplated by the Agreement and will terminate after the Effective Time. The Company has a deferred compensation plan for Directors ("Company Director Deferred Compensation Plan") whereby Stock Equivalent Units are credited equivalent to a number of shares of Company Common Stock.

        For valid business reasons, upon the Effective Time of the Merger, Merger Sub will be merged with and into Company pursuant to a statutory merger under the Wisconsin Business Corporation Law. Except as described below with respect to fractional shares of

Parent Common Stock, each issued and outstanding share of Company Common Stock held at the Effective Time by the shareholders of Company (other than shares held by Company shareholders who perfect dissenters' rights, if any, under the WBCL, and other than shares owned by Company, Parent or any of their respective wholly-owned subsidiaries, which shares will be canceled) will be converted into the right to receive 1.4 shares ("Exchange Ratio") of Parent Common Stock. A shareholder of Company Common Stock otherwise entitled to receive a fractional share of Parent Common Stock will be paid cash in lieu thereof. Each share of Merger Sub will be converted into one share of the surviving corporation in the Merger.

        Rights to acquire Company Common Stock under the Company Stock Plans will be converted into rights to acquire Parent Common Stock at the Exchange Ratio. Stock Equivalent Units stated in terms of Company Common Stock under the Company Director Deferred Compensation Plan will be stated in terms of Parent Common Stock at the Exchange Ratio.

        In connection with the Merger, Parent has made the representations set forth in Exhibit A attached hereto, and Company has made the representations set forth in Exhibit B attached hereto.

        Based upon the foregoing, and subject to the conditions and limitations set forth below, we are of the opinion that:

        1. Provided that the Merger qualifies as a statutory merger under the laws of the State of Wisconsin the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code 1986 ("Code") and Parent, Merger Sub and the Company will each of a party to the reorganization within the meaning of section 368(b) of the Code.

        2. No gain or loss will be recognized by Parent, Merger Sub or Company as a result of the Merger (Section 354(a)(1) of the Code).

        3. No gain or loss will be recognized by the shareholders of the Company who exchange their Company Common Stock solely for Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest). (Section 354(a)(1) of the Code).

        We express no opinion on the following matters:

        (i) The tax treatment of the Merger under other provisions of the Code and the regulations thereunder;

        (ii) The tax treatment of any conditions existing at the time of, or effects resulting from, the Merger that are not specifically addressed herein, including without limitation the tax treatment of any shareholder of Company who acquired Company Common Stock pursuant to an employee stock option or otherwise as compensation;

     (iii) The tax treatment of a shareholder who is a security dealer, broker-dealer, insurance company, financial institution, tax-exempt entity or who perfects dissenters' rights;

     (iv) The tax treatment of the Merger under the laws of any state or commonwealth or of any jurisdiction other than the United States.

     Our opinions are based upon the existing provisions of the Code, the regulations thereunder, published revenue rulings, procedures and releases of the Internal Revenue Service, and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive with respect to transactions entered into prior to the date of such changes and could modify our opinions retroactively. The Internal Revenue Service is not bound by our opinions and, accordingly, is not precluded from asserting positions contrary to our opinions. Further, the opinions expressed herein are based upon our best interpretations of existing sources of law and express what, based on these sources, we believe a court would likely conclude if presented with these issues. However, no assurance can be given that such interpretations would be followed, if they became the subject of judicial or administrative proceedings.

     As explained above, our opinions as set forth herein are based upon the representations and factual statements referred to herein. If any such representation or factual statement is inaccurate or incorrect in any material respect now or at the Effective Time, any or all of the opinions expressed herein with respect to the Merger may become inapplicable.

     We hereby consent to the use of our name in the Prospectus/Proxy Statement and the filing of this opinion with the Securities and Exchange Commission as an exhibit thereto.

                                        Very truly yours,

                                        /s/ Foley & Lardner
                                        ------------------------

                                        FOLEY & LARDNER